EXHIBIT 99.73

Emerald Health Therapeutics Closes Initial Tranche of Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Dec. 30, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), announced today that it has closed the initial tranche of a private placement which was announced on December 16, 2019.

Private Placement

Emerald has closed the initial tranche (the "Initial Tranche") of its previously announced non-brokered private placement (the "Private Placement") for gross proceeds of $1,500,153. Pursuant to the closing of the Initial Tranche, Emerald issued 5,172,942 units (each, a "Unit") at an issue price of $0.29 per Unit. All Units sold pursuant to the Initial Tranche were purchased by Emerald Health Sciences Inc. ("Sciences"), a control person of Emerald, and certain directors and officers of Emerald.

Each Unit consists of one common share of Emerald (each, a "Unit Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to acquire one common share of Emerald (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the date hereof. In the event that the closing sale price of Emerald’s common shares (“Shares”) on the TSX Venture Exchange, or such other principal exchange on which Emerald's common shares are then trading, is greater than $0.75 per Share for a period of ten consecutive trading days at any time after the date hereof, Emerald may accelerate the expiry date of the Warrants by giving written notice to the holder thereof and in such case the Warrants will expire on the 15th day after the date on which such notice is given by Emerald.

Emerald intends to use the net proceeds of the Initial Tranche for general working capital purposes.

Secondary Offering

The previously announced sale by Sciences to a single Canadian institutional accredited investor (the “Investor”) of 5,785,119 common shares of Emerald (each, a "Secondary Share") at a price of $0.235 per Secondary Share (the "Secondary Sale") has also closed. Emerald did not receive any proceeds from the Secondary Sale. The Secondary Shares were offered by way of a shelf prospectus supplement filed in each of the provinces of Canada, in accordance with National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions.

As Sciences is a control person of Emerald, its participation in the Private Placement is considered to be a “related party transaction”, as defined under Multilateral Instrument 61-101 (“MI 61-101”). The participation in the Private Placement by the directors and officers of Emerald is also considered to be a “related party transaction”, as defined under MI 61-101. Emerald has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(a) thereof.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. Its 50%-owned Pure Sunfarms (PSF) operation in British Columbia, with high quality, affordably priced products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. PSF’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 square foot indoor facility in Québec. Its Metro Vancouver health and wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 square foot buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the closing of subsequent tranches of the Private Placement; the use of proceeds raised from the Private Placement; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.